

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-Mail
Mr. Peter M. Wilver
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, MA   02451

> **Re:   Thermo Fisher Scientific Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **Form 10-Q for the quarterly period ended March 29, 2014**
> **Filed May 2, 2014**
> **Amendment No. 1 to Form 8-K dated February 3, 2014**
> **Filed April 16, 2014**
> **File No. 1-08002**

Dear Mr. Wilver:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 29, 2014

Item 1.  Financial Statements

Note 2.  Acquisitions and Dispositions, page 12

1.     In future filings please disclose, consistent with FASB ASC 805-10-50-2(h)(1), the amounts of revenue and earnings of Life Technologies Corporation since the acquisition date included in the consolidated income statement for the reporting period.

2.     We note your general statement in the second paragraph of this note that acquisitions completed within the past year are subject to adjustment upon finalization of the

valuation process.  In future filings please disclose, as required by FASB ASC 805-10-50-6, for each material business combination or in the aggregate for individually immaterial business combinations that are material collectively the reasons why the initial accounting is incomplete, the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete, and the nature and amount of any measurement period adjustments recognized during the reporting period.

Amendment No. 1 to Form 8-K dated February 3, 2014

Exhibit 99.3

Note 3. Pro Forma Adjustments, page 6

3.      With respect to adjustment (H) to your deferred income tax liability, please tell us the nature of the adjustment for $2.9 billion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant